PROSPECTUS SUPPLEMENT NO. 4 (To Prospectus dated May 10, 2016)	Filed Pursuant to Rule 424(b)(3) Commission File No. 333-196282

5,000,000 Shares
Common Stock

This Prospectus Supplement No. 4 (this "Prospectus Supplement") supplements and amends the prospectus dated May 10, 2016 ("Final Prospectus"), as supplemented by our Prospectus Supplement No. 1 dated August 30, 2016, Prospectus Supplement No. 2 dated September 30, 2016 and Prospectus Supplement No. 3 dated December 7, 2016, relating to the public offering of up to 5,000,000 shares of our common stock. You should read this Prospectus Supplement in conjunction with the Final Prospectus, and this Prospectus Supplement is qualified by reference to the Final Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Final Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Final Prospectus, including any additional amendments or supplements thereto.

Offering Update

As of the date of this Prospectus Supplement, we have sold in our public offering a total of 3,594,620 common shares for the gross proceeds of $ 17,973,100. Our public offering of common shares will continue until the earlier of all 5,000,000 common shares having been sold, our earlier decision to terminate the offering, or December 31, 2016.

Birmingham 72 Purchase and Sale Agreement

On December 9, 2016, we entered into a Single Family Homes Real Estate Purchase and Sale Agreement with Easy Rentals, LLC, an Alabama limited liability company, for our purchase of a portfolio of up to 72 single-family homes located in the Birmingham, Alabama, metropolitan area from Easy Rentals. Easy Rentals is not affiliated with us.

The agreement provides for a deposit of $55,000 within five business days of the execution of the agreement, and the total contract purchase price for the 72 properties is $5,550,000, excluding closing costs and subject to certain adjustments. 65 properties are subject to one-year leases with tenants, one property is subject to a month-to-month lease with the tenant and six properties are currently vacant.

During the due diligence period, commencing on the effective date of the agreement and ending on the 45th day following Easy Rentals’ delivery of certain specified property information to us, we may retain a contractor or home inspector mutually acceptable to us and Easy Rentals to identify any necessary repairs and the cost to make such repairs. Easy Rentals will be responsible for paying for all repairs identified by such third-party inspector. The agreement contains customary representations and warranties by Easy Rentals, and we will be obligated to purchase the properties only after satisfaction of agreed upon closing conditions. We may terminate the agreement for any or no reason by giving written notice of such termination to Easy Rentals on or before the expiration of the due diligence period.

The agreement provides that the closing of the purchase of the properties is to occur no later than 30 days following the expiration of the due diligence period. There can be no assurance that we will consummate the acquisition of the Birmingham properties.

Atlanta 50 Purchase and Sale Agreement

On December 7, 2016, we entered into a Single Family Homes Real Estate Purchase and Sale Agreement with Golden Alliance Management, LLC, a Georgia limited liability company, for our purchase of a portfolio of up to 50 single-family homes located in the Atlanta, Georgia, metropolitan area from Golden Alliance. Golden Alliance is not affiliated with us.

The agreement provides for a deposit of $50,000 within five business days of the execution of the agreement, and the total contract purchase price for the 50 properties is $3,497,700, excluding closing costs and subject to certain adjustments. 40 properties are subject to one-year leases with tenants, nine properties are subject to month-to-month leases with tenants and one property is currently vacant.

During the due diligence period, commencing on the effective date of the agreement and ending on the 30th day following Golden Alliance’s delivery of certain specified property information to us, we may retain a contractor or home inspector mutually acceptable to us and Golden Alliance to identify any necessary repairs and the cost to make such repairs. Golden Alliance will be responsible for paying for all repairs identified by such third-party inspector. The agreement contains customary representations and warranties by Golden Alliance, and we will be obligated to purchase the properties only after satisfaction of agreed upon closing conditions. We may terminate the agreement for any or no reason by giving written notice of such termination to Golden Alliance on or before the expiration of the due diligence period.

The agreement provides that the closing of the purchase of the properties is to occur no later than 30 days following the expiration of the due diligence period. There can be no assurance that we will consummate the acquisition of the Atlanta properties.

Please see “Risk Factors” beginning on page 17 of the Final Prospectus to read about certain factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated December 15, 2016